                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


   X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
 _____    EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1997

                                                                  OR

         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
 _____   EXCHANGE ACT OF 1934

                  For the transition period from ________________________ to
---------------------------------.


Commission file number   0-19239


                  LAW COMPANIES GROUP, INC. 401(k) SAVINGS PLAN
                                  (the "Plan")
 -------------------------------------------------------------------------------
                            (Full title of the Plan)


                            LAW COMPANIES GROUP, INC.
             114 Townpark Drive, Suite 500; Kennesaw, Georgia 30144
--------------------------------------------------------------------------------
       (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)


                            Exhibit Index at Page 23

                              REQUIRED INFORMATION



Audited financial statements and schedules for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herein in lieu of an audited statement of financial condition and statement of income and changes in plan equity.


Financial Statements and Exhibits
---------------------------------
A) The following financial statements and schedules are being filed pursuant to the Required Information to Form 11-K:

     1) Statements of Net Assets Available for Benefits - December 31, 1997 and 1996

     2) Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 1997

     3) Schedules

          a)   Assets Held for Investment Purposes  -  December 31, 1997

          b) Transactions in Excess of 5% of the Current Value of Plan Assets Year Ended December 31, 1997

B) The following exhibit is filed as part of this annual report:

         Exhibit  23                    Consent of Independent Auditors

             Audited Financial Statements and Supplemental Schedules

                            Law Companies Group, Inc.
                               401(k) Savings Plan

                          Year ended December 31, 1997
                           and as of December 31, 1996
                       With Report of Independent Auditors

                            Law Companies Group, Inc.
                               401(k) Savings Plan


             Audited Financial Statements and Supplemental Schedules


            Year ended December 31, 1997 and as of December 31, 1996



                                    Contents

Report of Independent Auditors................................................1

Financial Statements

Statements of Net Assets Available for Benefits...............................2
Statements of Changes in Net Assets Available for Benefits....................3
Notes to Financial Statements.................................................4


Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes...................13
Line 27d - Schedule of Reportable Transactions...............................14

                         Report of Independent Auditors

The Board of Directors
Law Companies Group, Inc. 401(k) Savings Plan

     We have audited the accompanying statements of net assets available for benefits of Law Companies Group, Inc. 401(k) Savings Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes and of reportable transactions for the year ended December 31, 1997 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                               /s/ Ernst & Young LLP

June 5, 1998

                            Law Companies Group, Inc.
                               401(k) Savings Plan

                 Statements of Net Assets Available for Benefits


                                                             December 31
                                                          1997          1996
                                                      ------------  ------------
Assets
Investments:
   Massachusetts Mutual Life Insurance Company:
     Guaranteed Income Fund at contract value
        (Note 3) ...................................   $15,643,010   $14,924,175
     Separate Investment Accounts at fair value:
       Equity Fund .................................    19,333,108    14,569,435
       Balanced Fund ...............................     5,110,168     4,283,042
       Small Company Fund ..........................     3,458,916     1,527,272
       Bond Fund ...................................       644,609       471,733
       Law Companies Common Stock Fund .............     1,196,096     1,333,339
       Money market account ........................       325,125       345,536
       Participant loans receivable ................     1,419,529     1,277,974
                                                       -----------   -----------
                                                        47,130,561    38,732,506

Contributions receivable:
   Participants ....................................          --         657,903
   Employer ........................................          --          15,478
                                                       -----------   -----------
Net assets available for benefits ..................   $47,130,561   $39,405,887
                                                       ===========   ===========



See accompanying notes.

                            Law Companies Group, Inc.
                               401(k) Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1997


Additions to net assets attributed to:
   Participant contributions ...................................     $ 4,589,913
   Employer contributions ......................................       1,050,192
   Investment income ...........................................       2,022,367
                                                                     -----------
                                                                       7,662,472
Deductions from net assets attributed to:
   Distributions to participants ...............................       5,174,064
   Administrative expenses .....................................          20,118
                                                                     -----------
                                                                       5,194,182

Net realized and unrealized appreciation in fair value of
   investments .................................................       5,256,384
                                                                     -----------
Net increase ...................................................       7,724,674

Net assets available for benefits at beginning of year .........      39,405,887
                                                                     -----------
Net assets available for benefits at end of year ...............     $47,130,561
                                                                     ===========



See accompanying notes.

                            Law Companies Group, Inc.
                               401(k) Savings Plan

                          Notes to Financial Statements

                                December 31, 1997


1. Description of Plan

The following description of the Law Companies Group, Inc. ("Company") 401(k) Plan ("Plan") provides only general information. Participants should refer to the Summary Plan Description for Law Companies Group, Inc. 401(k) Savings Plan for a more complete description of the Plan's provisions. Copies of this booklet are available from the Plan administrator.

General

The Plan is a defined contribution plan which covers substantially all U.S. employees who are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Each year, participants may contribute up to the lesser of 20% of their pre-tax annual compensation, as defined by the Plan, or the maximum allowable by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Through November 1995, the Company's contribution was equal to 50% of the participant's contributions, not to exceed 1% of the participant's compensation. As of November 1995, the Plan was amended to provide the Company's matching contributions in the form of the Company's common stock, not to exceed 1 1/2% of the participant's compensation.

Effective May 1996 the Plan was amended to remove the provision of Company matching contributions in the form of Company common stock (see further discussion at Note 8). The Company is currently contributing matching contributions in the form of cash.

Effective  February  14, 1997,  the Board of  Directors  elected to increase the
Company's   matching   percentage  from  1  1/2%  to  2%  of  the  participant's
compensation.

                            Law Companies Group, Inc.
                               401(k) Savings Plan

                    Notes to Financial Statements (continued)



1. Description of Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions, rollovers and allocations of (a) the Company's contributions and (b) Plan earnings. Forfeited balances of terminated participants' nonvested accounts are applied to future Company contributions and to pay administrative expenses of the Plan.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Company contributions plus earnings thereon vest 100 percent after 5 years of credited service.

Investment Options

Upon enrollment in the Plan, a participant may direct employer and participant contributions in 5% increments with a 10% minimum in any of six investment options.

       Guaranteed Income Fund

       Funds are invested in shares of a registered investment company that invests in U.S. Government securities and corporate bonds.

       Equity Fund

       Funds are invested in shares of a registered investment company that invests in Standard & Poor's 500 common stocks.

       Balanced Fund

       Funds are invested in shares of a registered investment company that invests in corporate bonds, common stocks and U.S. Government securities.

       Small Company Fund

       Funds are invested in shares of a registered investment company that invests in common stock of smaller capitalization companies.

       Bond Fund

       Funds are invested in shares of a registered investment company that invests in U.S. Government securities, corporate bonds, and commercial paper.

       Law Companies Common Stock Fund

       Funds are invested in shares of the Company's common stock.  (see Note 8)

Participants may change their investment elections at any time.

Payment of Benefits

Upon termination of service, a participant may elect to receive benefits in either lump-sum or annuity distributions. The full value of benefits are payable upon retirement, disability, or to beneficiaries upon death of the participant.

Participant Loans Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. The loans bear interest at prime plus 2% and must be repaid within 5 years, except loans made for the purchase of a primary residence, which may be repaid over longer periods. The respective participant's loan principal and interest are repaid ratably through bi-weekly payroll deductions.

Administrative Expenses

The Plan is liable for all administrative expenses not paid by the Company. In 1997, the Company paid the majority of the Plan's administrative expenses.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts as previously reported have been reclassified to conform to the current year presentation.

Valuation of Investments

The Plan has a group annuity contract with Massachusetts Mutual Life Insurance Company (Mass Mutual). Mass Mutual receives contributions in exchange for participation units in various investment options.

The fair values of the participation units owned by the Plan in Mass Mutual's separate investment accounts are based on quoted redemption values as determined by Mass Mutual on the last business day of the plan year. The investment in the guaranteed income fund is stated at contract value, as determined by Mass Mutual, which represents contributions made under the contract, plus interest, less distributions and administrative expenses.

Investments in Law Companies Common Stock Fund are stated at fair value as determined in good faith by Mass Mutual and based on a third party appraisal.

Concentration of Credit Risk

Financial   instruments  that  potentially   subject  the  Plan  to  significant
concentrations of credit risk consist principally of guaranteed investment accounts and pooled separate accounts managed by Mass Mutual.

The Plan maintains all financial instruments with Mass Mutual. Mass Mutual's policy is designed to limit exposure at any one institution. Mass Mutual performs periodic evaluations of the relative credit standing of those institutions in which its funds are invested.

3. Investment with Insurance Company

The guaranteed investment account ("GIA") held by the Plan is fully benefit-responsive and as such has been recorded at contract value on the face of the financial statements in accordance with Statement of Position ("SOP") 94-4.

The average yield for the GIA for the years ended December 31, 1997 and 1996 was 7.0%. The crediting interest rates for the GIA was 7.0% at December 31, 1997 and 1996. At December 31, 1997 and 1996, the fair values of the investment accounts were approximately $15,682,401 and $15,848,539, respectively, as determined by Mass Mutual. The Plan's intention is to hold the GIA until maturity and to make withdrawals from the accounts to pay benefits in the normal course of operations of the Plan. The difference between the fair value and contract value is not allocable to individual participants.

4. Separate Investment Option Information

Below is a summary of the changes in investments by investment option, excluding changes in contributions receivable.

                                                                         Year ended December 31, 1997
                                      ----------------------------------------------------------------------------------------------
                                        Guaranteed                                    Small                      Law
                                          Income         Equity       Balanced       Company        Bond         Stock      Money
                                           Fund           Fund          Fund          Fund          Fund         Fund       Market
                                      -------------- -------------- -------------- ------------- ----------- ----------- -----------
Investments at beginning of year ...   $ 14,924,175  $ 14,569,435   $  4,283,042    $1,527,272   $ 471,733    $1,333,339  $ 345,536

Additions to net assets attributed
  to:
     Employer contributions ........        599,416       308,325         77,752       106,143      22,687        (7,532)   (20,411)
     Participant contributions .....      1,539,530     2,460,718        960,320       788,191     260,289           (53)        --
     Investment income .............      1,027,277       329,534        165,439        19,994      31,703          --           --
                                       ------------  ------------   ------------    ----------   ---------    ----------   ---------
                                          3,166,223     3,098,577      1,203,511       914,328     314,679        (7,585)   (20,411)
Deductions from net assets
   attributed to:
     Distribution to participants ..      2,480,895     2,120,534        832,205       377,620     100,288        71,661         --
     Administrative expenses .......         13,211         3,945          1,295         1,136         268           263         --
                                       ------------  ------------   ------------    ----------   ---------    ----------   ---------
                                          2,494,106     2,124,479        833,500       378,756     100,556        71,924         --

Net transfers between funds ........         46,718      (163,417)      (177,095)      748,005     (62,489)     (391,722)
Net realized and unrealized
   appreciation in fair value of
   investments .....................           --       3,952,992        634,210       648,067      21,242       333,988         --
                                       ------------  ------------   ------------    ----------   ---------    ----------   ---------
Investments at end of year .........   $ 15,643,010  $ 19,333,108   $  5,110,168    $3,458,916   $ 644,609    $1,196,096   $325,125
                                       ============  ============   ============    ==========   ==========   ==========   =========

5. Plan Termination

Under provisions of the Plan, the Company reserves the right to amend or terminate the Plan at any time provided that amendments will not divert a vested interest, permit any part of the Plan's assets to revert to the Company, or permit any part of the Plan's assets to be used for any purpose other than for the exclusive benefit of participants or their beneficiaries. Upon Plan termination, each participant's account will become fully vested.

6. Benefits Payable

At December 31, 1997 and 1996, Plan assets included approximately $1,133,000 and $1,319,000, respectively, which represent amounts allocated to participants who have elected to withdraw from the Plan as of year-end but have not yet received payments.

7. Income Tax Status

The Plan has obtained a favorable determination letter dated March 5, 1998 from the Internal Revenue Service (IRS) that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and the related trust is, therefore, not subject to tax under current income tax laws. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the plans qualified status.

8. Transactions with Related Party

Effective as of May 14, 1996, the Plan was amended to eliminate the ability of participants to elect to invest in the Company common stock and the Company's matching contributions in the form of the Company common stock. As of December 31, 1997, the Plan held 80,708 shares of Company stock with a fair market value of $1,196,000.

9. Form 5500

The Employee Retirement Income Security Act of 1974 (ERISA) requires the annual filing of a Series 5500 Form with the IRS. This filing satisfies the requirements of the IRS, the DOL, and the Pension Benefit Guaranty Corporation. The Plan financial statements are prepared on the accrual basis of accounting, whereas the Form 5500 is prepared on the cash basis of accounting. Therefore, differences result relating to the timing of contributions and participant loans receivable.


                            Law Companies Group, Inc.
                               401(k) Savings Plan

                                 EIN: 58-0537111
                                Plan Number: 002

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1997
                                   Description of Investment (Including Maturity
  Identity of Issue, Borrower,       Date, Rate of Interest, Collateral, Par, or
     Lessor or Similar Party                       Maturity Value)
                                                                                          Cost       Current Value
---------------------------------- ------------------------------------------------ ---------------- --------------
*Massachusetts Mutual Life         Guaranteed Income Fund, (1) maturing
   Insurance Company                 December 31, 2000, 7.0%                           $15,643,010    $15,643,010
                                   Separate Investment Accounts:
                                     Equity Fund                                        11,497,494     19,333,108
                                     Balanced Fund                                       3,680,579      5,110,168
                                     Small Company Fund                                  2,669,429      3,458,916
                                     Bond Fund                                             578,456        644,609
                                     Law Stock Fund                                      1,520,003      1,196,096
                                     Money Market Account                                  325,125        325,125
                                     Participant Loans, rates from 9.75% to 11.00%,
                                        maturing through December 31, 2004
                                                                                                --      1,419,529
                                                                                                     =============
                                   Total investments                                                  $47,130,561
                                                                                                     =============

*Indicates a party-in-interest to the Plan.
(1)  Reported at contract value.


                  Law Companies Group, Inc. 401(k) Savings Plan

                                 EIN: 58-0537111
                                Plan Number: 002

                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1997

                                                                                                    Current Value of
                                                             Purchase     Selling     Cost of        of Asset on           Net Gain
Identity of Party Involved          Description of Assets      Price       Price       Asset        Transaction Date        (Loss)
------------------------------------------------------------------------------------------------------------------------------------
Category  (iii) - Series  of  securities  transactions  in  excess of 5% of plan assets.
Massachusetts Mutual Life Insurance  Guaranteed Income Fund
   Company                                                    $3,963,861  $        --   $3,963,861  $3,963,861          $       --

Massachusetts Mutual Life Insurance  Guaranteed Income Fund
   Company                                                            --    4,257,078    4,257,078   4,257,078                  --

Massachusetts Mutual Life Insurance
   Company                           Equity Fund               4,425,494           --    4,425,494   4,425,494                  --

Massachusetts Mutual Life Insurance
   Company                           Equity Fund                      --     3,928,721   2,277,216   3,928,721           1,651,505

Massachusetts Mutual Life Insurance
   Company                           Balanced Fund             1,228,564            --   1,228,564   1,228,564                  --

Massachusetts Mutual Life Insurance
   Company                           Balanced Fund                    --     1,196,422     870,628   1,196,422             325,794

Massachusetts Mutual Life Insurance
   Company                           Small Company Fund        2,049,587            --   2,049,587   2,049,587                 --

Massachusetts Mutual Life Insurance
   Company                           Small Company Fund               --       780,507     657,654     780,507             122,853

There were no category (i), (ii) or (iv) transactions during 1997.

                                 SIGNATURE


The Plan.
---------
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


LAW COMPANIES GROUP, INC.
401(k) SAVINGS PLAN




/s/ Robert B. Fooshee
---------------------
Robert B. Fooshee
Member of the Plan Administrative Committee


Dated:    June 29, 1998